October 18, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Gryphon Gold Corporation
Registration Statement on Form S-1
Filed July 17, 2012
File No. 333-182725
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Gryphon Gold Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-182725), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on Monday, October 22, 2012, or as soon as practicable thereafter.

The Registrant hereby authorizes Jeffrey Sherman and/or James Crowe, of Faegre Baker Daniels LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Office Locations:

Carson City:	Field Office:	Site Office:
611 N Nevada St	PO Box 1687	12 Miles SW on Lucky Boy Pass Road
Carson City, NV 89703	420 3rd Street, Suite B	Hawthorne, NV 89415
Hawthorne, NV 89415

(iii)

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Faegre Baker Daniels LLP, attention: Jeffrey Sherman, via facsimile at (303) 607-3600.

If the Commission staff has any questions or concerns regarding this correspondence, please feel free to contact the undersigned at 604.261.2229, or the Company’s counsel at Faegre Baker Daniels LLP—Jeffery Sherman at (303) 607-3649 or James Crowe at (303) 607-3710.

By: /s/    Lisanna Lewis
Name: Lisanna Lewis
Title: Vice President, Treasurer

Office Locations:

Carson City:	Field Office:	Site Office:
611 N Nevada St	PO Box 1687	12 Miles SW on Lucky Boy Pass Road
Carson City, NV 89703	420 3rd Street, Suite B	Hawthorne, NV 89415
Hawthorne, NV 89415